UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549



                                      FORM 10-SB

                          GENERAL FORM FOR REGISTRATION OF
                        SECURITIES OF SMALL BUSINESS ISSUERS
         Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                     Technology General Corporation
     _____________________________________________________________________
                (Name of Small Business Issuer in its charter)

           New Jersey                    22-1694294
  _______________________________    ____________________________________
  (State or other jurisdiction of    (I.R.S. Employer Identification No.)
   incorporation or organization)

     12 Cork Hill Road, Franklin, New Jersey           07416
  ________________________________________________________________________
  (Address of principal executive offices)          (Zip Code)



  Issuer's telephone number ( 973 ) 827-4143


      Securities to be registered pursuant to Section 12(b) of the Act.

          Title of each class               Name of each exchange on which
           to be registered                 each class is to be registered

            Common Stock                           NASDAQ
    _______________________________   _____________________________________

        Common Stock Class A                       NASDAQ
    _______________________________   _____________________________________


    Securities to be registered pursuant to Section 12(g) of the Act.

      Common Stock     :     5,608,672
 ___________________________________________________________________________
                             (Title of Class)

     Common Stock Class A     :   127,839
 ___________________________________________________________________________
                             (Title of Class)